                                                     RULE NO. 424(b)(5)
                                                     REGISTRATION NO. 33-60996




PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED APRIL 21, 1993)

$25,000,000

LACLEDE GAS COMPANY

FIRST MORTGAGE BONDS, 6 1/2% SERIES DUE OCTOBER 15, 2012
INTEREST PAYABLE APRIL 15 AND OCTOBER 15

The First Mortgage Bonds, 6 1/2% Series due 2012 (the "New Bonds") mature on October 15, 2012. Interest on the New Bonds is payable semiannually on April 15 and October 15 of each year commencing April 15, 1998. The New Bonds are not redeemable except through the operation of the maintenance and improvement fund, or with certain deposited cash and proceeds of released property if substantially all of the Company's property subject to the lien of the Mortgage is taken by the exercise of eminent domain or is sold to a governmental body. See "Supplemental Description of New Bonds--Redemption of New Bonds" herein.

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THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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
               INITIAL PUBLIC   UNDERWRITING PROCEEDS TO THE
              OFFERING PRICE(1) DISCOUNTS(2)  COMPANY(1)(3)
              ----------------- ------------ ---------------
Per New Bond         98.682%        .326%          98.356%
Total            $24,670,500      $81,500      $24,589,000

(1) Plus accrued interest from October 15, 1997.
(2) The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting".
(3) Before deducting estimated expenses of $100,000 payable by the Company.

The New Bonds are offered by the Underwriter, as specified herein, subject to receipt and acceptance by it and subject to its right to reject any order in whole or in part. It is expected that the payment for and delivery of the New Bonds will be made in New York, New York against payment therefor in same-day funds on or about October 21, 1997.

ABN AMRO CHICAGO CORPORATION

October 16, 1997

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE NEW BONDS. SPECIFICALLY, THE UNDERWRITER MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, NEW BONDS IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                     SUPPLEMENTAL DESCRIPTION OF NEW BONDS

  The following description of the particular terms of the New Bonds supplements the description of the general terms and provisions of the New Bonds set forth in the accompanying Prospectus under the heading "Description of New Bonds", to which description reference is hereby made. As used hereinafter, the terms "Bonds" and "Mortgage" shall have the same meanings as the same terms used under the heading "Description of New Bonds" in the accompanying Prospectus.

  INTEREST AND PAYMENT. The New Bonds will mature on October 15, 2012, and will bear interest at the rate shown in their title, which interest will be payable on April 15 and October 15 commencing April 15, 1998 to the holders of record on the April 1 or October 1 next preceding each such payment date. Principal and interest are payable in New York City or, at the option of the holder, in St. Louis, Missouri.

  REDEMPTION OF NEW BONDS. The New Bonds are not redeemable except, under certain circumstances, by the application of cash deposited with the Trustee (as defined in the Mortgage) as the result of the operation of the maintenance and improvement fund, or with certain deposited cash and proceeds of released property if substantially all of the Company's property subject to the lien of the Mortgage is taken by an exercise of eminent domain or is sold to a governmental body or a designee of a governmental body. In such cases, the cash deposited with the Trustee shall be used to redeem Bonds, including the New Bonds, in whole or in part, on at least 30 days' notice, at 100% of the principal amount thereof, together with accrued interest thereon to the date fixed for redemption.

  If, for a period of ten days after the redemption date, as set forth in the notice of redemption, the redemption moneys are not on deposit with the Trustee, such failure, if continued, shall constitute a completed default under the Mortgage.

  SINKING FUND. There will be no sinking fund with respect to the New Bonds.

  TRUSTEE. Effective February 28, 1997, in connection with the acquisition of certain corporate trust assets of Mercantile Bank of St. Louis National Association by State Street Bank and Trust Company of Missouri, N.A. ("State Street"), Mercantile Bank of St. Louis National Association resigned as trustee under the Mortgage and State Street accepted the appointment as successor trustee. The Company has no other banking relationship with State Street.

                              RECENT DEVELOPMENTS

  REGULATORY MATTERS. In certain proceedings, the Missouri Public Service Commission (the "MoPSC") has examined the operation of purchased gas adjustment clauses under which gas distribution utilities, such as the Company, pass through to customers increases and decreases in the wholesale cost of natural gas. In January 1996, the MoPSC issued an order in which it rejected arguments that such clauses were unlawful and affirmed the legality of such a clause utilized by another utility. In December 1996, the Circuit Court of Cole County, Missouri upheld the MoPSC's order. The Circuit Court's decision was subsequently appealed by several parties to the Missouri Court of Appeals, Western District, where the matter is now pending. The Company participated in the proceedings before the MoPSC and the Circuit Court and is currently participating in the appellate proceedings pending before the Missouri Court of Appeals. Oral argument in such proceedings is scheduled for November 5, 1997.

  The Company's purchased gas adjustment ("PGA") clause provides for changes in the prices of wholesale gas costs to be passed on to the Company's customers. Under new procedures approved by the MoPSC in July 1997, the Company will make only two scheduled PGA filings each year, one for the winter period and one for the summer period. In addition, the Company may make one unscheduled PGA filing during the winter if significant, unforeseen increases or decreases in gas costs occur. The new procedures also authorize the Company to purchase financial instruments that are designed to provide the Company and its customers with additional protection from unusually large winter period gas price increases. The Company has been authorized by the MoPSC to recover the cost of purchasing these instruments through the operation of the PGA clause. The Company expects that these new procedures will provide better gas price stability for the Company's customers.

  As part of its annual review of the Company's gas costs, the Staff of the MoPSC has recommended an adjustment which, if approved by the MoPSC and upheld by the courts, would require the Company to refund to its customers approximately $3.6 million of gains realized by the Company from various off-system sales made between November 1995 and March 1996. The Company will vigorously oppose the Staff's recommended adjustment before the MoPSC on the grounds that such adjustment violates Missouri law, is impermissible under the Company's MoPSC-approved tariffs, and is otherwise unlawful and unreasonable. The Company believes that the outcome of this matter is unlikely to have a material adverse impact on the Company.

  NEW LEGAL PROCEEDING. On October 6, 1997, Energy Source, Inc. (Energy Source, Inc. and its affiliates are hereinafter referred to individually and collectively as "ESI") filed an amended petition ("Amended Petition") in the district court of Harris County, Texas, in which ESI now names the Company as a party defendant to certain litigation previously initiated among ESI, Panhandle Eastern Pipe Line Company ("PEPL") and PanEnergy Corporation ("PanEnergy") (PEPL and PanEnergy are hereinafter referred to individually and collectively as "Panhandle"). ESI previously supplied natural gas to the Company under an agreement which has expired. The Company selected a different supplier to furnish gas beyond the expiration date of such agreement. PEPL provided pipeline transportation services under both the arrangement with ESI and the Company's new arrangement with the Company's current supplier. In its Amended Petition, ESI asserts, among other things, that the Company: (a) allegedly conspired with Panhandle, in violation of the Texas Business and Commerce Code, in Panhandle's alleged attempt to monopolize certain gas transportation markets, through unlawful tying arrangements and other anti-competitive means; and (b) interfered with ESI's contractual arrangements with Panhandle by misrepresenting to ESI the status of the Company's then pending negotiations with ESI, and other potential suppliers. Based upon management's understanding of the relevant facts and circumstances, and its preliminary review of this recently filed Amended Petition, the Company believes that ESI's claims against the Company are without merit, and that the outcome of this litigation is not likely to have a material adverse impact on the Company.


                                USE OF PROCEEDS

  The net proceeds to be received by the Company from the issuance and sale of the New Bonds will be used for the repayment of certain outstanding short-term borrowings and for the financing of, or reimbursement of the Company's treasury for, expenditures incurred or to be incurred in connection with the Company's construction program undertaken to maintain and expand its gas service capabilities; and/or for other corporate purposes. The cost of the Company's construction program during the period October 1, 1997 to September 30, 1998 is estimated to amount to $46,133,000. The construction program, its cost and the amount and timing of financing required, if any, are necessarily subject to change.

                      RATIO OF EARNINGS TO FIXED CHARGES

  The ratio of earnings to fixed charges for each of the five fiscal years ended September 30, 1996, 1995, 1994, 1993 and 1992 are 3.8, 2.6, 3.1, 3.5 and
2.7, respectively. Such ratio for the twelve months ended June 30, 1997 is
3.6. For the purpose of computing such ratios, earnings consist of income before income taxes and fixed charges. Fixed charges consist of all interest expense and the interest component of rentals, which component is estimated to be one-third of such rentals.

                             EXPERTS AND LEGALITY

  The legality of the New Bonds will be passed upon for the Company by Mary C. Kullman, Associate Counsel of the Company, and for the Underwriter by Winthrop, Stimson, Putnam & Roberts, One Battery Park Plaza, New York, New York. However, all legal matters pertaining to the organization of the Company, title to property, franchises, and the lien of the Mortgage and all matters of Missouri law will be passed upon only by Mrs. Kullman.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell to the Underwriter, and the Underwriter has agreed to purchase from the Company, $25,000,000 principal amount of the New Bonds. Under such terms and conditions, the Underwriter is committed to take and pay for all of the New Bonds, if any are taken.

  The Underwriter proposes to offer the New Bonds directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession of .30% of the principal amount per New Bond, and the Underwriter and such dealers may allow a discount of .20% of such principal amount per New Bond on sales to certain other dealers. After the New Bonds are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriter.

  The New Bonds are a new issue of securities with no established trading market. The Company has been advised by the Underwriter that the Underwriter intends to make a market in the New Bonds but is not obligated to do so and may discontinue any such market making at any time without notice. No assurance can be given as to the liquidity of the trading markets for the New Bonds.

  In connection with the issuance of the New Bonds, the Underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of the New Bonds. Specifically, the Underwriter may overallot the offering, creating a syndicate short position. In addition, the Underwriter may bid for, and purchase, New Bonds in the open market to cover syndicate shorts or to stabilize the price of the New Bonds. Any of these activities may stabilize or maintain the market price of the New Bonds above independent market levels. The Underwriter is not required to engage in these activities, and may end any of these activities at any time.

  The Company has agreed to indemnify the Underwriter against certain civil liabilities, including liabilities under the Securities Act of 1933.